UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Cell Therapeutics, Inc.

(Name of Issuer)
Common Stock, no par value per share

(Title of Class of Securities)
150934503

(CUSIP Number of Class of Securities)
Mitchell P. Kopin
Downsview Capital, Inc.
3100 Dundee Road, Suite 703
Northbrook, Illinois 60062
(847) 562-9030
With a copy to:
Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 3100
Chicago, Illinois 60601
(312) 456-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
April 28, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	150934503	SCHEDULE 13D	Page	3	of	13

1	NAME OF REPORTING PERSON: Cranshire Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,551,319 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

22,551,319 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,551,319 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8% (see Item 5)

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	150934503	SCHEDULE 13D	Page	4	of	13

1	NAME OF REPORTING PERSON: Downsview Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,551,319 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

22,551,319 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,551,319 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8% (see Item 5)

14	TYPE OF REPORTING PERSON

CO; HC

CUSIP No.	150934503	SCHEDULE 13D	Page	5	of	13

1	NAME OF REPORTING PERSON: Mitchell P. Kopin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,551,319 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

22,551,319 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,551,319 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8% (see Item 5)

14	TYPE OF REPORTING PERSON

IN; HC

SCHEDULE 13D/A
     This Amendment No. 2 relates to the Statement of Beneficial Ownership on Schedule 13D previously filed jointly by Cranshire Capital, L.P., an Illinois limited partnership (“Cranshire”), Downsview Capital, Inc., an Illinois corporation (“Downsview”), and Mitchell P. Kopin (“Mr. Kopin”) with the SEC on April 23, 2009, as amended by Amendment No. 1 thereto filed with the SEC on April 27, 2009 (collectively, the “Statement”). Cranshire, Downsview and Mr. Kopin are collectively referred to herein as the “Reporting Persons.”
     Except as set forth below, all Items of the Statement remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Statement is hereby amended to add the following information for updating as of the date hereof:
     Schedule A to this Amendment No. 2 to the Statement reflects all transactions in the Company’s Shares since the filing of Amendment No. 1 to the Statement. All acquisitions of Shares reflected on Schedule A to this Amendment No. 2 were pursuant to conversions of 1,400 shares of Series 1 Preferred Stock. All sales of Shares reflected on Schedule A to this Amendment No. 2 were made in open market transactions through ordinary brokerage transactions. The total amount of funds expended to acquire such shares of Series 1 Preferred Stock was $1,400,000. These amounts are in addition to the amounts previously reported.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Statement is hereby amended to add the following information for updating as of the date hereof:
     (a) As of the close of business on April 28, 2009, each of the Reporting Persons may be deemed to have beneficial ownership of 22,551,319 Shares, including (i) 22,500,000 Shares in the aggregate issuable upon exercise of both the Class A Warrant and Class B Warrant and (ii) 51,319 Shares in the aggregate issuable upon exercise of the Other Warrants, in each case, held by Cranshire, and all such Shares in the aggregate represent beneficial ownership of approximately 4.8% of the Shares, based on (1) 433,181,335 Shares issued and outstanding on April 17, 2009, as disclosed in the Form 8-K filed by the Company with the SEC on April 17, 2009, plus (2) 16,666,667 Shares issued upon conversion of shares of Series 1 Preferred Stock, plus (3) 22,500,000 Shares in the aggregate issuable upon exercise of the Class A Warrant and Class B Warrant, plus (4) 51,319 Shares in the aggregate issuable upon exercise of the Other Warrants, in each case of clauses (3) and (4) above, held by Cranshire.
     (b) As of the close of business on April 28, 2009, each of the Reporting Persons may be deemed to share the power to vote and direct the disposition of 22,551,319 Shares, including (i) 22,500,000 Shares in the aggregate issuable upon exercise of both the Class A Warrant and Class B Warrant and (ii) 51,319 Shares in the aggregate issuable upon exercise of the Other Warrants, in each case, held by Cranshire, and all such Shares in the aggregate represent beneficial ownership of approximately 4.8% of the Shares, based on (1) 433,181,335

Shares issued and outstanding on April 17, 2009, as disclosed in the Form 8-K filed by the Company with the SEC on April 17, 2009, plus (2) 16,666,667 Shares issued upon conversion of shares of Series 1 Preferred Stock, plus (3) 22,500,000 Shares in the aggregate issuable upon exercise of the Class A Warrant and Class B Warrant, plus (4) 51,319 Shares in the aggregate issuable upon exercise of the Other Warrants, in each case of clauses (3) and (4) above, held by Cranshire.
     (c) Schedule A annexed hereto lists all transactions in the Company’s Shares by the Reporting Persons since the filing of Amendment No. 1 to the Statement.
     (e) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares on April 28, 2009.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 28, 2009

CRANSHIRE CAPITAL, L.P.

By: Downsview Capital, Inc., its general
partner

By:	/s/ Mitchell P. Kopin Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.

By:	/s/ Mitchell P. Kopin Mitchell P. Kopin, President

/s/ Mitchell P. Kopin

Mitchell P. Kopin

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Shares which was effectuated on behalf of the Reporting Persons since the filing of Amendment No.1 to the Statement. All sales of the Shares were made in open market transactions through ordinary brokerage transactions.

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

04/27/2009	4,666,667(2)	$ 0.30(2)	$ 1,400,000 (2)
04/27/2009	(4,636,848)	$0.38861(3)	$1,801,916.64
04/28/2009	(1,166,667)	$ 0.3715(3)	$ 433,386.79

(1)	Includes commissions and other execution-related costs.

(2)	Represents Shares issued to Cranshire pursuant to the conversion of shares of Series 1 Preferred Stock at a fixed conversion price of $0.30 per Share.

(3)	Represents a weighted average sale price per share.